Portions of this letter have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission. The omissions have been indicated by “[***Redacted***]”, and the omitted text has been filed separately with the Securities and Exchange Commission.

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
212-735-3000

January 3, 2008

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549-4561

Attn:	Michael McTiernan
Special Counsel

		RE:	GAMCO Investors, Inc.
Registration Statement on Form S-3
Filed on December 13, 2007

File No. 333-148046

Dear Mr. McTiernan:

On behalf of our client, GAMCO Investors, Inc. (the "Company"), we are submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter, dated December 20, 2007 (the "Comment Letter") with respect to the registration statement on Form S-3 filed by the Company with the Commission on December 13, 2007 (File No. 333-148046) (the "Registration Statement").

Certain of the Staff's comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement ("Amendment No. 1").

The Company has responded to all of the Staff's comments.  The Company's responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company's response.

All page number references in the Company's responses are to the page numbers in the Registration Statement included in the Amendment.

General

1.	Please revise the selling shareholder disclosure on page nine to disclose the natural person that controls the voting and disposition of the shares included in the registration statement.

We advise the Staff that the Company has revised the disclosure on page 9 of the prospectus, as per the Staff's comment.

2.
Considering this is a registration of the sale by a security holder pursuant to Rule 415(a)(1)(i) of Regulation C, please revise your undertakings to include the undertaking required by Item 512(a)(5) of Regulation S-K.

We advise the Staff that the Company has revised the disclosure on page II-2 of the Registration Statement, as per the Staff's comment.

*            *            *            *

We thank you for your prompt attention to this letter responding to the Staff's Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this filing to the undersigned at (212) 735-2318.

Very truly yours,

/s/ Joshua Ratner
Joshua Ratner, Esq.

cc:            James E. McKee, Esq
Gregory A. Fernicola, Esq.